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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-k ☐ Form 20-F ☐ For 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐	Form N-CSR

For Period Ended:                   June 30, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION
Anaren, Inc.
______________________________________________________________________________
Full Name of Resigstrant

Not applicable.
______________________________________________________________________________
Former Name if Applicable

6635 Kirkville road
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

East Syracuse, New York 13057
______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Forrn N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Anaren, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the period ended June 30, 2007, without unreasonable effort or expense because of its ongoing preparation of restated financial statements. As previously described on Form 8-K filed with the SEC on August 28, 2007, which Form 8-K is incorporated herein by reference, management, in consultation with the Company’s Audit committee, determined that the Company would need to restate the consolidated financial statements for the quarters ended December 31, 2006 and March 31, 2007 contained in the Company’s corresponding Forms 10-Q.

Due to personnel and other resource demands associated with the simultaneous preparation of the restated financial statements and completion of the year end financial statements, the Company could not have timely filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, without unreasonable effort or expense. Once these amended quarterly financial statements and year end financial statements are finalized, the Company intends to file its Annual Report on Form 10-K. The Company also intends to file amended Quarterly Reports on Form 10-Q for the second and third quarters of fiscal year 2007 ended December 31, 2006 and March 31, 2007, respectively. The Company expects that its Form 10-K will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Joseph E. Porcello	315-362-0514
(Name)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒	No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐	No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anaren, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 12, 2007	By:	/s/ Joseph E. Porcello
Joseph E. Porcello
Senior Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).